November 14,
2019

Scott R. Anderson, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603

               Re:     Smart Trust 458
                       File Nos. 333-234341 and 811-21429

Dear Mr. Anderson:

       On October 25, 2019, you filed a registration statement on Form S-6 for Smart Trust 458
(Fundamental Equity Contrarians Trust, Series 1) (the "Trust"), a unit investment trust. We have reviewed the amendment to the registration statement, and have provided our comments below.
For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS (PART A)

Investment Summary -- Principal Investment Strategy (Page A-3)

1. Inasmuch as the Trust's name includes the words "equity contrarians", please disclose a policy to invest at least 80% of the Trust's net assets, plus borrowings for investment purposes, in equity contrarian securities. Please also define what an equity contrarian security is for purposes of this 80% investment policy. See Rule 35d-1(a)(2)(i) under the Investment
   Company Act of 1940.

2. The first bullet point discloses that the Portfolio Consultant selects securities with a current market capitalization of $250 million or more. Please disclose the corresponding risks of this market capitalization policy (e.g., risks of small and mid-cap issuers) in the Principal Risk
   Considerations section, or explain to us why adding this disclosure is not appropriate.

3. The second bullet point sets forth "positive analyst earnings revisions trends" as one of the criteria used by the Portfolio Consultant to select securities for the Trust's portfolio. Please revise this description to clarify this criterion.

4. The fifth bullet point sets forth a "healthy" current ratio as one of the criteria used by the
   Portfolio Consultant to select securities for the Trust's portfolio. Please revise this criteria to define "healthy".

5. If the Trust will concentrate its investments in any industry, please identify such industries and disclose the corresponding risks of such industries in the Principal Risk Considerations section.
 Scott R. Anderson, Esq.
November 14, 2019
Page 2

Fee Table (Page A-5)

6. Accompanying the example, please disclose (i) that the example assumes that you roll your investment into the next available series of the Trust upon termination of the Trust; and (ii)
   how sales charges incurred upon rollover are treated in the example.

PROSPECTUS (PART B)

Risk Considerations (Pages B-1   B-3)

7. The second to last risk factor on page B-2 describes "Selection Risk". Please also disclose this risk factor in the Principal Risk Considerations section, or explain to us why adding this disclosure is not appropriate.

GENERAL COMMENTS

8. Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

9. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-
   effective amendments.

10. Responses to this letter should be set forth in the form of a response letter as well as in a pre-
    effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

                                       *******
         In closing, we remind you that, since the Trust and its sponsor are in possession of all facts relating to the Trust's disclosure, the Trust and its sponsor are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6782.
                                                              Sincerely,

                                                              /s/ Anu Dubey

                                                              Anu Dubey
                                                              Senior Counsel
CC:    Michael Spratt
       Michael Shaffer